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                             June 20, 2023

       Christopher Dewey
       Chief Executive Officer
       MedTech Acquisition Corp
       48 Maple Avenue
       Greenwich, CT 06830

                                                        Re: MedTech Acquisition
Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 8, 2023
                                                            File No. 333-269138

       Dear Christopher Dewey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2023 letter.

       Amendment No. 4 to the Registration Statement on Form S-4

       Ownership of the Combined Company After the Closing, page 33

   1. We note your disclosure on pages 30-31 that your Sponsor and certain of its affiliates will be participating in the
PIPE, including pursuant to the Backstop Letter Agreement. Please revise your discussion
here and your table on page 34 to disclose the Sponsor and its affiliates' total
potential ownership interest in the combined company, assuming exercise and conversion of all
securities, including the Series A Convertible Preferred Stock they may receive pursuant to
the PIPE and Backstop Letter Agreement.
 Christopher Dewey
FirstName  LastNameChristopher Dewey
MedTech Acquisition Corp
Comapany
June       NameMedTech Acquisition Corp
     20, 2023
June 20,
Page 2 2023 Page 2
FirstName LastName
Description of MTAC's Securities
Series A Convertible Preferred Stock
Anti-dilution Provisions, page 327

2. Please state whether the Sponsor and its affiliates may receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities with respect to the PIPE. If so, please quantify the number and value of securities the sponsor and its affiliates will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
Exhibits

3. To the extent you have a placement agent or other agreement with Ceros Financial
         Services, Inc. please file it as an exhibit.
       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Kevin Shuler